Exhibit 4.1

Execution Copy

FIRST AMENDMENT TO

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

This FIRST AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT dated as of July 18, 2024 (this “Amendment”) is by and between UNITIL CORPORATION, a New Hampshire corporation (the “Borrower”) and BANK OF AMERICA, N.A., in its capacity as administrative agent (in such capacity, the “Agent”), and amends that certain Third Amended and Restated Credit Agreement dated as of September 29, 2022 (as further amended, restated, amended and restated, modified or supplemented from time to time, the “Credit Agreement”) by and among the Borrower, the lenders party thereto and Bank of America, N.A. as administrative agent.

WHEREAS, the Borrower, the Agent and the Lenders all agreed prior to the execution and delivery of the Credit Agreement that the commitment fee described in Section 2.09(a) of the Credit Agreement would be paid by the Borrower to the Agent for the account of the Lenders on a quarterly basis, as reflected in the August 2022 Summary of Terms and Conditions describing the Credit Agreement and the transactions contemplated thereby, but such quarterly payment schedule for the commitment fee was not included in the version of the Credit Agreement executed by the Borrower, the Agent and the Lenders;

WHEREAS, to correct the defect caused by the omission of the payment schedule for commitment fee payments from the Credit Agreement and to clarify the payment schedule for such commitment fee payments, the Borrower and the Agent desire to amend the Credit Agreement in accordance with clause (ii) of the penultimate sentence of Section 10.01;

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained in this Amendment and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. Capitalized Terms. Capitalized terms used herein and not defined shall have the meanings set forth in the Credit Agreement.

2. Amendment to Credit Agreement. Section 2.09(a) of the Credit Agreement is hereby amended and restated in its entirety, as follows:

“(a) Commitment Fee. The Borrower shall pay to Agent for the account of each Lender in accordance with its Applicable Percentage, a commitment fee equal to the Commitment Fee Rate times the actual daily amount by which the Aggregate Commitments exceed the sum of (i) the Outstanding Amount of Committed Loans and (ii) the Outstanding Amount of L/C Obligations. For the avoidance of doubt, the Outstanding Amount of Swingline Loans shall not be counted towards or considered usage of the Aggregate Commitments for the purposes of determining the commitment fee. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall accrue in arrears and be due and payable quarterly in arrears on the last Business Day of each March, June September and December, commencing with the first such date to occur after the Closing Date and on the last day of the Availability Period.”

3. No Default; Representations and Warranties, etc. The Borrower hereby confirms that: (a) the representations and warranties of the Borrower contained in Article V of the Credit Agreement are true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof (except that (x) to the extent that such representations and warranties expressly relate to an earlier date, such representations and warranties are true and correct as of such earlier date and (y) the representations set forth in subsections (a) and (b) of Section 5.05 of the Credit Agreement shall be deemed to refer to the most recent financial statements delivered to the Agent pursuant to clauses (a) and (b), respectively, of Section 6.01 of the Credit Agreement); (b) no Event of Default has occurred and is continuing; (c) the Borrower is duly authorized to execute, deliver and perform its obligations under this Amendment; (d) the execution, delivery and performance of this Amendment have been duly authorized by all necessary corporate action; and (e) this Amendment, when executed and delivered by the Borrower, will be a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or equitable principles relating to enforceability (whether enforcement is sought in equity or at law).

4. Effectiveness. This Amendment shall become effective upon the date (the “First Amendment Effective Date”) on which the Agent shall have received from each party hereto a counterpart of this Amendment duly executed on behalf of such party. The Agent shall notify the Borrower and the Lenders of the First Amendment Effective Date and such notice shall be conclusive and binding.

5. Ratification and Confirmation. The Borrower hereby ratifies and confirms all of the terms and provisions of the Credit Agreement and the other Loan Documents and agrees that, except as expressly amended hereby, all of such terms and provisions remain in full force and effect. Without limiting the generality of the foregoing, the Borrower hereby acknowledges and confirms that all obligations, liabilities and Indebtedness of the Borrower under the Credit Agreement, as amended hereby, constitute “Obligations” under and as defined in the Credit Agreement.

6. Miscellaneous.

(a) Except as otherwise expressly set forth herein, nothing herein shall be deemed to constitute an amendment, modification or waiver of any of the provisions of the Credit Agreement or the other Loan Documents, all of which remain in full force and effect as of the date hereof.

(b) The Credit Parties agree to pay all reasonable expenses, including legal fees and disbursements incurred by the Agent in connection with this Amendment and the transactions contemplated hereby.

(c) This Amendment may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one instrument. Delivery of an executed counterpart of a signature page of this Amendment by fax transmission or e-mail transmission (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Amendment. Without limiting the foregoing, upon the request of any party, such fax transmission or e-mail transmission shall be promptly followed by such manually executed counterpart.

(d) This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Execution Copy

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

UNITIL CORPORATION

By:	/s/ Todd Diggins
Name:	Todd Diggins
Title:	Chief Accounting Officer and Controller

AGENT

BANK OF AMERICA, N.A., as Agent

By:	/s/ Kelly Weaver
Name:	Kelly Weaver
Title:	Vice President